UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

FORM 3	OMB APPROVAL Expires: December 31, 2001 OMB NUMBER: 3235-0104 Estimated average burden hours per response.........0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person* SV. Inc. (Last) (First) (Middle)	2. Date of Event Requiring Statement (Month/Day/Year) August 6, 2001	4. Issuer Name and Ticker or Trading Symbol Security Associates International, Inc. ("SAI")

85 Medinat Ha'yehudim (Street) Herelia Pituach 46140, Israel (City) (State) (Zip)	3. IRS Identification Number of Reporting Person, if an entity (Voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) __ Director _X_ 10% Owner __ Officer (give __Other (specify title below) below)	6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) _X_Form filed by One Reporting Person __ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3.Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Common Stock $0.001 par value	500,000	D

Common Stock $0.001 par value	250,000	I	Through SecurityVillage Technologies Ltd. - a majority (approx 90%) owned subsidiary

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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FORM 3 (continued)          Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year) Date Expira- Exer- tion cisable Date	3. Title and Amount of Securities Underlying Derivative Security (Instr. 4) Title Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security:	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)

Warrants to purchase Common Stock $0.001 par value	See attached Warrant	07/26/11	Common Stock $0.001 par value	600,000	$3.50	I	Through SecurityVillage Technologies Ltd. - a majority (approx. 90%) owned subsidiary

Call Option - right to buy	See attached Agreement	See attached Agreement	Common Stock $0.001 par value	460,000	See attached Agreement	I	Through SecurityVillage Technologies Ltd. - a majority (approx. 90%) owned subsidiary

Call Option - right to buy	See attached Agreement	See attached Agreement	Series A Convertible Preferred Stock $10.00 par value	12,100	See attached Agreement	I	Through SecurityVillage Technologies Ltd. - a majority (approx. 90%) owned subsidiary

Call Option - right to buy	See attached Agreement	See attached Agreement	Warrants to purchase Common Stock $0.001 par value	1,094,118	See attached Agreement	I	Through SecurityVillage Technologies Ltd. - a majority (approx. 90%) owned subsidiary

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
By: Name and Title: Date

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	** Signature of Reporting Person

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.